Welwind Energy International Corp.

December 20, 2010

Sondra Snyder

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Welwind Energy International Corp.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed April 15, 2010

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Filed August 23, 2010

File No. 000-26673

Dear Ms. Snyder:

Welwind Energy International Corp. (the “Company”), a Delaware corporation, has received and reviewed your comment letter dated December 9, 2010, pertaining to: i) the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Annual Report”) as filed with the Securities & Exchange Commission (the “Commission”) on April 15, 2010, and ii) the Company’s Form 10-Q for the Quarter Ended June 30, 2010 (the “Quarterly Report”) as filed with the Securities & Exchange Commission (the “Commission”) on August 23, 2010  (collectively the “Filings”).

We apologize for the delay in responding to the comment letter, however, please note that we hope to submit our written reply to the Commission no later than December 29, 2010.

In connection with the comments in your letter, we acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, we apologize for our delay.  Please do not hesitate to contact us if you have any questions or comments in regard to this letter or the information contained herein.

Very truly yours,

WELWIND ENERGY INTERNATIONAL CORP.

/s/ Tammy-Lynn McNabb

Tammy-Lynn McNabb, Chief Executive Officer

203 22561 Dewdney Trunk Rd. Maple Ridge, BC V3K 2R1 CAN